9E
8-31-02

SECURITIES AND EXCHANGE COMMISSION

02058665

Washington, D.C., 20549

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

FORM 6-K

Report of Foreign Issuer

For the month of August, 2002.

QI Systems Inc. (SEC File No: 0-30948)
(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.
(Registrant)

Date: September 10, 2002

By:* M. Taherzadeh
(Signature)*
MESBAH TAHERZADEH, PRESIDENT & CEO

*Print name and title under the signature of the signing officer

SEC MAIL PROCESSING
RECEIVED
SEP 23 2002
WASH. D.C. 155 SECTION

SEC 1815 (7-91)

p:\clients\1-sedar\qi-systm\form6-k.doc

QI SYSTEMS INC. (the "Company")

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL POLICY NO. 31, entitled
"CHANGE OF AUDITOR OF A REPORTING ISSUER",
OF THE CANADIAN PROVINCIAL SECURITIES ADMINISTRATORS

PricewaterhouseCoopers LLP (the "Former Auditor"), Chartered Accountants, of 601 West Hastings Street, Suite 1400, Vancouver, B.C. V6B 5A5, resigned as the Company's auditor effective as of April 19, 2002 (the "Resignation"). Due to unpaid fees in respect of the audit for the year ended June 30, 2001 and other matters, the Former Auditor was no longer independent of the Company and is unable to prepare audited financial statements for the Company's June 30, 2002 audit. Pursuant to Section 178(4) of the Company Act (British Columbia) the directors are entitled to fill any casual vacancy in the office of the auditor and have appointed Wolrige Mahon, Chartered Accountants, (the "Successor Auditor"), of 400 Burrard Street, Suite 900, Vancouver, B.C. V6C 3B7, as the Company's auditor in the place and stead of the Former Auditor until the close of the next Annual General Meeting of the Company.

There were no reservations in the Former Auditor's reports in connection with:

(a) the audits of the two most recently completed fiscal years; and
(b) any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor's term of office.

There are no reportable events including disagreements, unresolved issues and consultations, as defined in National Policy No. 31, between the Company and the Former Auditor or the Successor Auditor.

The Resignation and the recommendation to appoint the Successor Auditor was approved by the audit committee and the Board of Directors of the Company.

DATED at Vancouver, B.C. as of this 26th day of August, 2002.

QI Systems Inc.

Per:

[signature] *(signature)*	[signature] *(signature)*
Mesbah Taherzadeh *(name - please print)*	Craig Jones *(name - please print)*
President *(title - please print)*	Vice-President *(title - please print)*

sou-rio\aud-3b.new

PricewaterhouseCoopers LLP
Chartered Accountants
601 West Hastings Street, Suite 1400
Vancouver, British Columbia V6B 5A5

August 30, 2002

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
10025 Jasper Avenue, 20th Floor
Edmonton, Alberta T5J 3Z5

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Judiciary Plaza
Washington, D.C. 20549

Dear Sirs:

re: QI Systems Inc. (the "Company")

We have been informed by the Company of its intention to appoint Wolrige Mahon (the "Successor Auditor") as the auditor of the Company effective May 7, 2002, following the resignation of PricewaterhouseCoopers LLP (the "Former Auditor"). The Company has provided us with the disclosures required by National Policy No. 31, entitled "Change of Auditor of a Reporting Issuer". We have reviewed the information contained in the Notice of Change of Auditor (the "Notice") in form attached hereto as Schedule "A" and we are in full agreement with the information contained therein based upon our knowledge of the information relating to the Notice and of the Company at this time.

In accordance with the requirements of National Policy No. 31, we understand that the Notice, together with a letter addressed to the British Columbia Securities Commission and the Alberta Securities Commission from each of the Former Auditor and the Successor Auditor, will be mailed to the securities administrators in each province or territory in which the Company is a reporting issuer following the receipt by the Company of my firm's resignation and will be included in the Information Circular for the first meeting of shareholders held subsequent to the change of auditor.

Yours very truly,

PricewaterhouseCoopers LLP

Per: P Challinor *(signature)*

PAUL CHALLINOR *(name - please print)*

p:\clients\1-sedar\qi-systm\aud-chng\form-sob.docp:\clients\1-sedar\qi-systm\aud-chng\form-sob.doc

Schedule "A"

QI SYSTEMS INC. (the "Company")

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL POLICY NO. 31, entitled
"CHANGE OF AUDITOR OF A REPORTING ISSUER",
OF THE CANADIAN PROVINCIAL SECURITIES ADMINISTRATORS

PricewaterhouseCoopers LLP (the "Former Auditor"), Chartered Accountants, of 601 West Hastings Street, Suite 1400, Vancouver, B.C. V6B 5A5, resigned as the Company's auditor effective as of April 19, 2002 (the "Resignation"). Due to unpaid fees in respect of the audit for the year ended June 30, 2001 and other matters, the Former Auditor was no longer independent of the Company and is unable to prepare audited financial statements for the Company's June 30, 2002 audit. Pursuant to Section 178(4) of the Company Act (British Columbia) the directors are entitled to fill any casual vacancy in the office of the auditor and have appointed Wolrige Mahon, Chartered Accountants, (the "Successor Auditor"), of 400 Burrard Street, Suite 900, Vancouver, B.C. V6C 3B7, as the Company's auditor in the place and stead of the Former Auditor until the close of the next Annual General Meeting of the Company.

There were no reservations in the Former Auditor's reports in connection with:

(a) the audits of the two most recently completed fiscal years; and
(b) any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor's term of office.

There are no reportable events including disagreements, unresolved issues and consultations, as defined in National Policy No. 31, between the Company and the Former Auditor or the Successor Auditor.

The Resignation and the recommendation to appoint the Successor Auditor was approved by the audit committee and the Board of Directors of the Company.

DATED at Vancouver, B.C. as of this 26th day of August, 2002.

QI Systems Inc.

Per:

[signature] *(signature)*	[signature] *(signature)*
Mesbah Taherzadeh *(name - please print)*	Craig Jones *(name - please print)*
President *(title - please print)*	Vice-President *(title - please print)*

sou-rio\aud-3b.new

WOLRIGE MAHON
Chartered Accountants
400 Burrard Street, Suite 900
Vancouver, British Columbia V6C 3B7

August 28, 2002

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
10025 Jasper Avenue, 20th Floor
Edmonton, Alberta T5J 3Z5

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Judiciary Plaza
Washington, D.C. 20549

Dear Sirs:

re: QI Systems Inc. (the "Company")

We have been informed by the Company of its intention to appoint Wolrige Mahon, Chartered Accountants (the "Successor Auditor") as the auditor of the Company effective May 7, 2002 following the resignation of PricewaterhouseCoopers (the "Former Auditor"). The Company has provided us with the disclosures required by National Policy No. 31, entitled "Change of Auditor of a Reporting Issuer". We have reviewed the information contained in the Notice of Change of Auditor (the "Notice") in form attached hereto as Schedule "A" and we are in full agreement with the information contained therein based upon our knowledge of the information relating to the Notice and of the Company at this time.

In accordance with the requirements of National Policy No. 31, we understand that the Notice, together with a letter addressed to the British Columbia Securities Commission, the Alberta Securities Commission and the Securities & Exchange Commission from each of the Former Auditor and the Successor Auditor, will be mailed to the securities administrators in each province or territory in which the Company is a reporting issuer following receipt by the Company of the resignation of the Former Auditor and will be included in the Information Circular for the first meeting of shareholders held subsequent to the change of auditor.

Yours very truly,

Wolrige Mahon

Per:

_______________ *(signature)*

A. A. McCreary *(name - please print)*

Schedule "A"

QI SYSTEMS INC. (the "Company")

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL POLICY NO. 31, entitled
"CHANGE OF AUDITOR OF A REPORTING ISSUER",
OF THE CANADIAN PROVINCIAL SECURITIES ADMINISTRATORS

PricewaterhouseCoopers LLP (the "Former Auditor"), Chartered Accountants, of 601 West Hastings Street, Suite 1400, Vancouver, B.C. V6B 5A5, resigned as the Company's auditor effective as of April 19, 2002 (the "Resignation"). Due to unpaid fees in respect of the audit for the year ended June 30, 2001 and other matters, the Former Auditor was no longer independent of the Company and is unable to prepare audited financial statements for the Company's June 30, 2002 audit. Pursuant to Section 178(4) of the Company Act (British Columbia) the directors are entitled to fill any casual vacancy in the office of the auditor and have appointed Wolrige Mahon, Chartered Accountants, (the "Successor Auditor"), of 400 Burrard Street, Suite 900, Vancouver, B.C. V6C 3B7, as the Company's auditor in the place and stead of the Former Auditor until the close of the next Annual General Meeting of the Company.

There were no reservations in the Former Auditor's reports in connection with:

(a) the audits of the two most recently completed fiscal years; and
(b) any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor's term of office.

There are no reportable events including disagreements, unresolved issues and consultations, as defined in National Policy No. 31, between the Company and the Former Auditor or the Successor Auditor.

The Resignation and the recommendation to appoint the Successor Auditor was approved by the audit committee and the Board of Directors of the Company.

DATED at Vancouver, B.C. as of this 26th day of August, 2002.

QI Systems Inc.

Per:

[signature] *(signature)*	[signature] *(signature)*
Mesbah Taherzadeh *(name - please print)*	Craig Jones *(name - please print)*
President *(title - please print)*	Vice-President *(title - please print)*

sou-rio\aud-3b.new

QI SYSTEMS INC. (the "Company")

NOTICE OF CHANGE OF AUDITOR

CONFIRMATION RE REVIEW BY AUDIT COMMITTEE
OR BOARD OF DIRECTORS

The following documentation has been reviewed by the Company's Audit Committee and the Board of Directors:

(a) the Notice, and

(b) letters from each of the Former Auditor and the Successor Auditor addressed to the British Columbia Securities Commission, the Alberta Securities Commission and the Securities & Exchange Commission.

DATED at Vancouver, B.C. as of this 26th day of August, 2002.

QI SYSTEMS INC.

Per:

_______________ *(signature)*

Mesbah Taherzadeh
President

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QI SYSTEMS INC. (the "Company")

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL POLICY NO. 31, entitled
"CHANGE OF AUDITOR OF A REPORTING ISSUER"
OF THE CANADIAN PROVINCIAL SECURITIES ADMINISTRATORS
AND
REGULATION S-K OF THE SECURITIES EXCHANGE ACT OF 1934

We hereby provide notice pursuant to National Policy No. 31 of the Canadian Provincial Securities Administrators and Regulation S-K of the Securities Exchange Act of 1934 of the resignation of PricewaterhouseCoopers LLP (the "Former Auditor"), Chartered Accountants, of 601 West Hastings Street, Suite 1400, Vancouver, British Columbia V6B 5A5, as auditor of the Company and the appointment of Wolrige Mahon (the "Successor Auditor"), Chartered Accountants, 400 Burrard Street, Suite 900, Vancouver, British Columbia v6C 3B7 in their place and stead.

We confirm that:

(a) On April 19, 2002, PricewaterhouseCoopers LLP resigned as the independent auditor of the Company;

(b) The reports of PricewaterhouseCoopers LLP on the financial statements of the Company for the past two fiscal years contained no adverse or qualified opinion or disclaimer or denial of opinion and such reports were not qualified or modified as to uncertainty, audit scope or accounting principle. There have been no similar reservations contained in any report or comments of interim financial information in any subsequent period preceding the date of this notice.

(c) The Company's Audit Committee participated in and approved the decision to change independent auditors. The Audit Committee also approved the appointment of Wolrige Mahon, Chartered Accountants, as the newly appointed auditor of the Company.

(d) In connection with its audits for the two most recent fiscal years and through April 19, 2002, there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference thereto in their report on the financial statements for such years.

(e) During the two most recent fiscal years and through April 19, 2002, there have been no reportable disagreements or events (as defined in Regulation S-K, Item 304(a)(1)(v) and National Policy No. 31) with PricewaterhouseCoopers LLP.

(f) The Company has requested that PricewaterhouseCoopers LLP furnish it with letters addressed to the British Columbia Securities Commission, the Alberta Securities Commission and the Securities & Exchange Commission stating whether or not it agrees with the above statements. Copies of such letters are filed as exhibits hereto.

We further confirm that the Company engaged Wolrige Mahon, Chartered Accountants, of 400 Burrard Street, Suite 900, Vancouver, British Columbia V6C 3B7, as its new independent auditor as of May 7, 2002. During the two most recent fiscal years and through April 19, 2002, the Company has not consulted with Wolrige Mahon, Chartered Accountants, on items which (i) were or should have been subject to SAS 50 or (ii) concern the subject matter of a disagreement or reportable event with PricewaterhouseCoopers LLP (as described in Regulation S-K, Item 304(a)(2)).

Dated at Vancouver, B.C. this 26th day of AUGUST, 2002.

QI SYSTEMS INC.

Per:

M. Taherzadeh

Mesbah Taherzadeh, President